UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Pampa Energía S.A. (“Pampa” or the “Company”), announces the results for the fiscal year ended on December 31st, 2011.

Stock Information

Pampa Energía S.A., the largest integrated electricity company in Argentina that, through its subsidiaries, participates in the generation, transmission and distribution of electricity, announces the results for the fiscal year ended on December 31st, 2011:

Consolidated net sales of AR$6,774.5 million, 42.7% greater than the AR$4,748.6 million for the same period of 2010, mainly due to increases of 24.4% (AR$559.7  million) in generation, 7.6% (AR$22.2 million) in transmission, 64.0% (AR$1,391.4 million) in distribution and AR$54.7 million in holding and others.

Adjusted Consolidated EBITDA[1]  of AR$1,002.6 million, 6.1% higher than for the same period of 2010, mainly due to increases of 10.2% (AR$57.3 million) in distribution and to minor losses in holding and others (AR$21.4 million), which were partially offset by reductions of 0.3% (AR$1.0 million) in generation and 17.0% (AR$19.9 million) reduction in transmission.

Consolidated net loss of AR$931.1 million, compared to a net loss of AR$46.6 for the same period of 2010, mainly explained by our participation in Edenor’s net loss (AR$295.8 million) and an impairment made by Pampa of said investment (AR$557.8 million).

Buenos Aires Stock Exchange Ticker: PAMP
New York Stock Exchange Ticker: PAM 1 ADS = 25 ordinary shares
For further information, contact: Ricardo Torres CEO Mariano Batistella Special Projects Manager and Investor Relations Officer Tel +54-11-4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri

1 Adjusted Consolidated EBITDA represents the consolidated earnings before financial results, net, income taxes, depreciation, amortization, reserve directors options, other income and expenses, net, and minority interest, including PUREE proceeds and other collections. For more information, please refer to section 5 of this Earnings Release.

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Main Results for the Fourth Quarter of 20112

Consolidated net sales of AR$1,705.7 million for the fourth quarter of 2011, 50.1% higher than the AR$1,136.4 million for the same period of 2010, mainly due to an increase in net sales of 18.9% (AR$100.3 million) in the generation segment, of 84.7% (AR$442.1 million) in the distribution segment and of AR$22.3 million in the holding and others segment, partially offset by a reduction of 6.0% (AR$5.3 million) in transmission.

Adjusted Consolidated EBITDA of AR$209.5 million, 4.4% higher than the AR$200.7 million from the same period of 2010, mainly due to an increase of 27.4% (AR$21.9 million) in generation and minor losses of AR$13.5 million in holding and others, partially offset by a reduction of 63.1% (AR$21.3 million) in transmission and of 5.5% (AR$5.3 million) in distribution.

Consolidated Net Loss of AR$747.9 million in the fourth quarter of 2011, compared to a consolidated net gain of AR$35.3 million for the same period of 2010, mainly given by our participation in Edenor’s net loss (AR$180.7 million) and an impairment made by Pampa in said investment (AR$557.8 million).

2The financial information presented in this document for the quarters ended on December 31, 2011 and of 2010 are based on the financial statements prepared according to the accounting standards in force in Argentina corresponding to the fiscal year ended on December 31, 2011 and of 2010, and the nine-month periods ended on September 30, 2011 and of 2010.

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1.     2011 Results and Future Perspectives

For the fiscal year ended on December 31, 2011 Pampa reported a net loss of AR$931 million, the most important one in the Company’s history. This loss is related, mostly, with the loss in our controlled company Edenor in the Distribution segment (AR$854 million) and it is composed by our participation in Edenor’s loss during the fiscal year 2011 (AR$296 million, including its controlling company EASA), and a non-recurring loss of AR$558 million related to an impairment done at Pampa of our investment in said company, which we were forced to register in order to comply with current accounting standards. However, it is worth mentioning that certain temporary measures taken by the Secretariat of Energy, such as the possibility for Edenor to keep the PUREE collections, have allowed said company to maintain its investment plan and partially compensate operating cost increases, although PUREE funds are not registered as revenues in our Financial Statements, but as a liability. During 2011, PUREE funds reached AR$338 million. Generation, Transmission and Holding and Others segments added losses for AR$43 million, AR$13 million and AR$21 million, respectively.

Despite the results mentioned before, 2011 has been a year of great improvements for Pampa in the Generation segment. First of all, on November 1st we started the commercial operation for 165 MW of Central Térmica Loma de la Lata’s expansion project. Started in 2007 under a “Turnkey” agreement and with an investment of US$230 million, the project is of great importance for Pampa as it increases significantly the generation of funds in our Generation segment. Additionally, it is also important for the country, as it increased the electricity generation of said power plant without requiring additional natural gas consumption.

Furthermore, we want to highlight the efforts we have made, as part of the electricity sector, in order to contribute to safely and steadily supply the growing electricity demand. In this regard, 2011 represented for the Argentine electricity system the ninth consecutive year of power demand record, establishing a maximum demand of 21,564 MW, 53% higher than the peak recorded in 2001. In 2011, through our controlled and co-controlled subsidiaries, we have invested AR$764 million in the maintenance and expansion of our transmission and distribution networks, and in our generation plants.

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Other relevant event for Pampa and its subsidiaries was the acquisition of assets from AEI, agreed in January 2011, that included the acquisition by Edenor of the distribution companies Emdersa (77.2%) and Eden (90.0%), and Central Térmica Piquirenda (77.2%), and all of CIESA's defaulted debt (US$322 million), controlling company of TGS with 55.3% of its shares. Independently to the AEI transaction mentioned before we acquired EPCA, holding company of 10% CIESA's shares. Regarding CIESA’s defaulted debt acquisition, we agreed with Petrobras the implementation of a restructuring agreement by which we would capitalize the acquired debt in exchange of 50% of CIESA’s shares (including EPCA's stake) and a direct 4.3% stake in TGS that is currently hold by CIESA. Therefore, once the restructuring is done, Pampa would indirectly control 29.8% of TGS. CIESA's debt restructuring agreement was approved by the Argentine Gas Regulator (“Enargas”) in October 2011. As of today, even though all the presentations have been satisfactorily filed, the approval of the Secretariat of Commerce is still pending, for which a previous report of the antitrust authority (“CNDC”) is needed. In this regard, CIESA would definitively end the default process in which it has been for more than 9 years, which we expected would result in tangible benefits for CIESA, TGS, the shareholders of both companies and the users of the public service provided by TGS.

During 2011, through our subsidiary Petrolera Pampa, we continued with the exploration and production of natural gas reserves, under the Gas Plus regulation projects agreed with Petrobras and Apache. These projects allowed us to have as of today 18 productive wells, with gas production for 2011 of 1.2 million cubic meters per day, of which 240 thousand cubic meters per day corresponded to the proportional stake of Petrolera Pampa. Petrolera Pampa’s business development will contribute to increase local production of natural gas and will help to replace expensive natural gas imports. Moreover, it will increase the profitability of our business and it will help to develop non-conventional gas production which has great upside potential in our country, especially in tight sands and shale gas.

Besides the aforementioned advances, and due to the big impact it had in our earnings, we cannot avoid mentioning in detail Edenor's development during 2011, characterized by a continuous increase in costs related to the supply of the public service. It is especially significant the impact of salaries increases and the improvements given to labor unions, both for Edenor employees as well as those hired by outsourced contractors. Cost increases, combined with frozen tariffs in the national regulated electricity distribution companies, produced a significant reduction in Edenor's financial results, reflected in a AR$435 million loss for the fiscal year ended December, 31 2011. However, it is worth mentioning that certain temporary measures taken by the Secretariat of Energy, such as the possibility for Edenor to keep the PUREE collections, have allowed said company to maintain its investment plan and partially compensate operating cost increases, although PUREE funds are not registered as revenues in our Financial Statements, but as a liability. During 2011, PUREE funds reached AR$338 million.

It is also important to highlight that, due to the excellent restructure that Edenor obtained of its debt to a 12-year period, we achieved to extent the principal payment’s maturity for more than a decade. At the same time, we have carried out a significant reduction of the mentioned debt, which was US$541 million in 2005, reduced to US$295 million as of December 31, 2011. Thanks to the emission of Edenor’s debt at 12 years, said company could obtain the necessary resources to acquire the mentioned electricity distribution assets which present a great upside potential. During the fiscal year of 2011, Edenor acquired assets that were considered strategic and allowed, from an initial point of view, to reach economies of scale that would result in efficiencies through the conformation of the largest electricity distribution holding in the Republic of Argentina. In that sense,we agreed with AEI the share capital acquisition of the distribution companies Emdersa (77.2%) and Eden (90.0%). Therefore, we incorporated to the 2.7 million customers of Edenor around 890 thousand additional customers, located in four provinces.

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However, after these acquisitions, Edenor’s costs continued to increase while the negotiations with the regulator did not produce the expected results in the tariff scheme. This situation led Edenor’s Board of Directors to dispose of the companies that presented lower synergies with Edenor and that awoke investors’ interest. Therefore, Edenor agreed to sell Edesal (electricity distribution company in the province of San Luis), and granted an option to purchase Edelar (electricity distribution company in the province of La Rioja). In line with these actions, and to keep Edenor’s focus in the distribution segment, where Edenor is specialized, it agreed to sell the power plant Piquirenda of 30 MW of installed capacity to Pampa Energía. All these operations are subject to Emdersa’s spin off, which we expected will be completed during 2012.

It is important to highlight that the difficulties in obtaining the recognition of revenues to compensate a scenario of incremental costs – not covered by PUREE funds - had a significant effect on the financial and economic equation of Edenor’s Concession Agreement. Nevertheless, they did not affect the fulfillment of the obligations of Edenor to its clients, as contemplated in said Agreement, being the Board of Directors always aware of the high responsibility they have managing a federal public service. However, if delays in obtaining tariff increases continue to extend in time in addition to new costs increases, Edenor could face cash difficulties in the short term. Nevertheless, Edenor’s Board of Directors has a great optimism regarding the results of the negotiations being held with regulatory authorities. At the same time, we have filed the corresponding administrative claims to preserve Edenor’s rights.

Based on the foregoing, in order to comply with current accounting standards, Pampa has been forced to make an impairment of its investment in Edenor, taking into account that the concretion of the measures projected to revert the negative trend depend, among other factors, on the occurrence of certain events that are not under Pampa or Edenor’s control, and there is a degree of high uncertainty regarding the financial capacity of Edenor to fulfill its obligations under the normal course of business. The effect on Pampa’s net result for the fiscal year is a one-time accounting charge of AR$558 million, which does not involve an outflow of funds.

Despite the aforementioned situation and the fact that electricity demand rose 4.2% during 2011, it is important to mention that energy losses were kept at reasonable levels and the service quality indicators are still among the best of the country. The demand increase was accompanied by high investments done by Edenor, which reached AR$430 million in 2011, and over AR$1,900 million considering the last 5 years. This evidences the high responsibility with which Edenor manages its electricity grid and strengthens its commitment to the future.

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It is important to highlight, as a relevant event to the national energy sector, the Executive Power’s decision to gradually reduce since January 2012 onwards, the subsidies in the price of electricity generation that users in the whole country used to enjoy. This decision does not produce, in relation to the electricity distribution service provided by Edenor, any improvements in their own revenues nor in the generation and transmission segments. However, we express our support to this decision, given that we have always considered that subsidies should only be maintained to those users who are really in need of them, while the reduction in energy subsidies will be useful to send the right signals for users to save a limited, non-renewable resource.

Finally, in February 2012 there has been a change in Edenor’s senior management product of the resignation of Mr. Alejandro Macfarlane and Rogelio Pagano in the positions of CEO and CFO, who have been replaced by Edgardo Volosín and Leandro Montero, respectively, both with an extensive experience in the company, the energy sector and financial and accounting matters.

Regarding the Generation segment, Pampa’s results were negatively affected by operating costs increases in similar scale to the rest of the segments. In this regard, and without considering Emdersa and Eden’s which were acquired in 2011, Pampa’s consolidated labor costs increased by 32% in 2011, while consolidated sales and administrative expenses increased by 31%.

The 2011 fiscal year began with an increase in the remuneration paid to generators, agreed with the regulatory authorities in November 2010 under the “Agreement for the administration of projects, increase in the thermal power plants availability and adjustment of the remuneration of Generators 2008-2011”, which was meant to cover recent years’ significant operational costs increases. Notwithstanding that Generation segment’s results include the increase in the remuneration related to said agreement, CAMMESA has stopped paying it on a regular basis and remain unpaid since July 2011, with a total credit for Pampa’s generators as of December 31, 2011 of approximately AR$90 million. Additionally, the agreement has been suspended by the Secretariat of Energy since January 2012. We have filed the corresponding claims against an action that put in risk generators’ capacity to afford their expected operational costs. Nevertheless, the letter that suspends the agreement stipulates that the Secretariat of Energy is studying new alternatives to achieve the same goal. Additionally, as of December 31, 2011 CAMMESA had unpaid balances of approximately AR$305 million related to the period 2008 – 2011.

Also, and as a part of the above mentioned agreement, on May 3, 2011 Central Térmica Piquirenda started its commercial operations, selling its electricity to CAMMESA through a contract under Resolution SE N°220.

Finally, regarding the expansion project in Central Térmica Loma de la Lata, it is worth mentioning that in February 2011, and still being the expansion of the power plant in hands of the contractor, an accident occurred at the construction site due to an operational error combined to a fault on the generation turbine’s initial design, all of which delayed the project start up. We do not expect the aforementioned circumstances to be recurrent and to imply any risks in the future operation of the plant. Due to that accident, we are currently working on the collection of the corresponding compensations from the insurance companies. We have also filed legal claims against the contractor (UTE Isolux-Tecna) in order to demand an integral compensation as the result of all the defaults committed by the contractor. We have been notified by the turbine’s manufacturer that they estimate that during 2013, after redesigned blade wheels are installed, the turbine will be able to function over the 175.6 MW of guaranteed installed capacity.

In respect of the Transmission segment, in December 2010 and May 2011, the “Instrumental Agreements to the Letter of Understanding UNIREN” were signed with the Secretariat of Energy and the National Electricity Regulator which recognized the amounts owed to Transener and Transba due to higher operation costs during the period 2005-2010 for AR$574 million, of which AR$339 million are still pending collection. As of today, both companies have not been authorized to include the recognized increased costs in the current tariffs.

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Finally, our objectives for 2012 are to continue negotiating with regulatory authorities in different alternatives to allow us to afford both expected rise in costs, and the increase in electricity demand in all the segments in which we operate. Also, we hope to contribute with the subsidy reduction program, for which we offer to help the Government with all of our IT capability.

We hope to obtain the approval of the antitrust authorities and the Secretariat of Commerce to restructure CIESA’s debt, so that said company ends the default process in which it has been engaged since 2002, and we can start deploying our efforts and resources in the development of TGS businesses, company controlled by CIESA.

In 2012 we will continue, as we have been achieving during last years, to improve our availability ratios and efficiency in all the segments in which we operate, keeping strict control over operation costs at a time in which we expect to face increases in electricity demand, following our strict safety and environmental policies.

Regarding Petrolera Pampa we expect to achieve new developments of reservoirs in owned areas, being worth mentioning the drilling of two exploratory wells in the Senillosa block where natural gas was found, and where we are operators. During 2012 we will move forward the deposit’s development plan with advanced studies. Moreover, we will continue with the production programs in association with Apache and Petrobras.

We hope 2012 to be a year full of challenges, but we have full trust in the human resources that we have to face them as well as the support from all of our suppliers, financial institutions and investors whom have always showed us with their continuum effort the trust they deposit in us.

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2.     Relevant Events

2.1 |  Central Térmica Loma de la Lata’s Expansion Project (“CTLLL”)

On September 2007, Pampa started the expansion works in Loma de la Lata’s installed capacity for 178 MW, through the plant’s conversion into a combined cycle. The project contemplated an increase in Loma de la Lata’s capacity of approximately 50% with no additional gas consumption, resulting in higher efficiency for the whole plant. The project has required an estimated investment of US$235 million and the generation is sold to CAMMESA by means of the agreement entered into with said entity under Resolution No. 220/2007 of the Secretary of Energy.

On February 2011, when the expansion was still under construction, an operation error which took place while certain tests were being carried out, along with an error in design, caused significant damages in the Steam Turbine unit, which forced to postpone the commissioning of the combined cycle.

As a consequence, CTLLL filed the appropriate claims to collect compensations before the insurance companies and at the same time, took the necessary measures aimed to collect the corresponding contractual compensations. Both processes are still ongoing to the date of this Earnings Results.

In relation to the delays and damages caused by the February 2011 event, on March 31, 2011 CTLLL accepted an offer by Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. – Unión Transitoria de Empresas, and Isolux Ingeniería S.A. and Tecna Proyectos y Operaciones S.A. - Unión Temporal de Empresas (both jointly the “UTE”), by which the mechanisms to solve the technical problems were established, as well as the procedures to be followed for the start of commercial operation of CTLLL’s expansion. Additionally, the UTE in its role as contractor granted an exceptional discount in favor of CTLLL equivalent to the amounts related to the last milestone payment under the Contracts (Provisional Acceptance), including the adjustments provided under the Construction Contract, for US$18 million.

Subsequently, during August 2011, the UTE informed CTLLL that Siemens, the Steam Turbine supplier, had detected a faul in design that generated vibrations in the last stage of blades in other turbines of similar technology. This generated the need for additional modifications to the turbine, which further delayed the project. The last blade wheel was replaced and CTLLL’s Expansion Project began its commercial operations with a provisory blade wheel and with a lower installed capacity to the one originally guaranteed (165 MW instead of 178 MW). The provisional blade wheel will be replaced when the contractor along with the turbine supplier find a solution to the problem. It is estimated that the replacement will take place in June 2013, date on which the turbine would be operating at the guaranteed power. Finally, on November 1, 2011, the Wholesale Electricity Administration Company (“CAMMESA”) granted CTLLL’s expansion works the approval to start commercial operation in the Wholesale Electricity Market with a capacity of 165 MW. With this commissioning, CTLLL’s combined cycle began its commercial operation.

In relation to the contractual breaches incurred by the UTE, CTLLL filed the appropriate claims, which were rejected by the UTE. In consequence, CTLLL executed the banking guaranties issued under the contracts and rejected to deliver Provisional Acceptance of the Works.

Related to the mentioned execution of guarantees, on December 1, 2011, the International Chamber of Commerce Secretary notified CTLLL that an arbitration request was filed by the UTE, pursuant to which they claimed:

a.      The delivery of the formal Provisional Acceptance under the Construction Agreement;

b.      The refund of the sums received by CTLLL for the foreclosure of UTE’s guarantees;

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c.      The payment of damages not yet assessed as consequence of non-fulfillment of items a. and b. above.

In relation therewith, on December 29, 2011, CTLLL submitted its counterclaim against the contractor in which CTLLL seeks for the integral reimbursement of the damages caused as a consequence of several defaults and breaches carried out by the UTE. The damage payment claimed by CTLLL to the UTE has been preliminarily estimated in an amount greater than US$100 million, which has to be proved and quantified in the corresponding authorities.

CTLLL has made clear in its counterclaim that it does not intend an overlapping of compensation items, thus this will be reflected in the breakdown of damages to be produced in the corresponding instances. The amounts collected by CTLLL as a result of the execution of guarantees should be part of the arbitration ruling. Moreover, at the moment the Provisional Acceptance takes place in the terms agreed upon in the Construction Agreement dated on September 6, 2007 between CTLLL and the UTE, the US$18 million discount made by the UTE in the agreement subscribed between CTLLL and the UTE, dated on March 30, 2011, will also be made effective.

On January 18, 2012, CTLLL was notified of an extension in the arbitration process by Isolux Ingeniería S.A. and Tecna Proyectos y Operaciones S.A., with the intention of including a claim for damages regarding the execution of a guarantee issued by Commerzbank, to which CTLLL has responded during March 2012 and which will be finally resolved by the end of March.

Lastly, we inform that we are fulfilling with the information process and adjustments on the compensation amount to be collected as a result of the insurance that the company had hired to cover the works risks in relation to February 2011’s damage, and before the contractors for the delays in the expansion’s completion and commissioning and others, along with damages for certain defaults on obligations under the contract.

2.2 |  Modification of the Offer Made by Andes Energía Argentina S.A. (“Andes”)

On February 10, 2012, the Board of Directors of Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) ratified the modifications on the payment schedule to be made by Andes in order to buy 78.44% of the share capital that Edenor indirectly holds in Empresa Distribuidora de Electricidad de La Rioja S.A. (“Edelar”) for a price of US$20.3 million, resulting the following scheme:

•         Before March 31, 2012, the payment of US$1 million into partial account of the acquisition price and as clear intention of Andes to exercise the option (“Option Exercise Date”);

•         Before April 30, 2012, the payment of US$11.7 million of which US$4.3 million will be taken as partial payment of the acquisition price and US$7.5 million will be accounted as settlement of the total financial credit granted by Edenor to Edelar. In that opportunity, the shares of Emdersa Holding which are directly held by Edenor will be transferred, as agreed in the Offer letter;

•         The payments of US$2 million in June 2012, US$2.5 million in September 2012, US$3 million in December 2012, US$3.5 milion in March 2013, and in June 2012, US$4 million as final payment and settlement of the acquisition price balance.

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2.3 |  Corporate Reorganization of Empresa Distribuidora Eléctrica Regional S.A. (“Emdersa”)

On January 13, 2012, the spinoff of Emdersa was approved by the General Extraordinary Shareholders’ Meeting, while it is still pending the required administrative authorizations in agreement with the procedures stated on the Corporate Law No. 19,550 and its amendments, the National Securities Commission’s regulation and the trading rules of the Buenos Aires Stock Exchange.

2.4 |  Ingentis

On December 2, 2011, the General Extraordinary Shareholders’ Meeting of Ingentis S.A., company in which Pampa indirectly participated through Inversora Ingentis S.A., decided to voluntarily reduce its share capital by the quantity of 152,652,500 ordinary, nominal and non-endorsable shares, with a nominal value of AR$1 per share and right of one vote per share, all owned by the shareholder Inversora Ingentis S.A. As a consequence of said share capital reduction, Inversora Ingentis S.A. received a consideration of approximately AR$152.2 million, and thus will no longer hold any share stake in Ingentis S.A.

On December 21, 2011, the General Extraordinary Shareholders’ Meeting of Inversora Ingentis S.A. decided to voluntarily reduce its share capital by the quantity of 176,520,020 shares, composed by 38,260,000 ordinary registered Class A shares with a nominal value of AR$1 per share and right of one vote per share, 38,260,000 ordinary registered Class B shares with a nominal value of AR$1 per share and right of one vote per share, and 100,000,000 preferred registered shares with a nominal value of AR$1 per share and with no right to vote. As a consideration for the settlement of mentioned shares, Inversora Ingentis paid to its shareholders the amount of AR$173.8 million approximately, through the cession of certain credits and compensation of certain loans that Inversora Ingentis held with Pampa.

As a result of the share capital reduction in Inversora Ingentis, as of Decemebr 31, 2011, the Company owns 100% of the ordinary Class A and Class B shares.

2.5 |  Merger of Companies

On December 30, 2011, the Board of Directors of Pampa decided to begin the proceedings aimed to jointly absorb the companies Pampa Generación S.A., Inversora Ingentis S.A. and the assets and liabilities corresponding to the investment activity spun off from Powerco S.A. It results beneficial for the four companies to merge into one company under the terms of tax neutrality, in order to optimize its resources by simplifying its administrative and operative structure.

2.6 |  Cancellation of Early Dividend

On March 2, 2012, the Company announced that its Board of Directors decided to cancel the early dividend approved on January 4, 2012 for the amount of AR$17,086,041.63.

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2.7 |  Debt Transactions by Our Subsidiaries

2.7.1 | Creation of a Global Debt Program and Issuance of Bond Notes (“Bonds”) by Central Térmica Güemes (“CTG”)

On October 11, 2011, the General Ordinary and Extraordinary Shareholder’s Meeting of CTG approved the creation of a simple Bonds debt Program, not convertible into equity, with guarantee or not, subordinated or not, up to an amount of US$50 million or its equivalent in other currencies.

Under said Program, on March 6, 2012, CTG issued two series of Bonds:

•           Series I, for an amount of AR$47.0 million which will accrue interest at Badlar plus 2.9%. Principal will be repaid in a single bullet payment 12 months as from the date of issuance and interest is payable on a quarterly basis.; and

•           Series II, for an amount of AR$51.7 million which will accrue interest at Badlar plus 3.4%. Principal will be repaid in a single bullet payment 18 months as from the date of issuance and interest is payable on a quarterly basis.

2.7.2 | Edenor’s Series 9 Bond Repurchase

During the fourth quarter of 2011, Edenor repurchased US$11.5 million face value of Series 9 Bonds, at an average price of 82.8%. In consequence, as of December 31, 2012 the remaining amount at circulation is US$258.5 million.

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3.     Financial Highlights

3.1 |  Consolidated Balance Sheet (AR$mm)

	As of 12.31.11	As of 12.31.10		As of 12.31.11	As of 12.31.10
ASSETS			LIABILITIES
Cash and banks	158.1	208.7	Accounts payable	1,101.5	651.1
Short-term Investments	366.6	961.5	Financial debt	903.1	668.3
Trade receivables, net	1,159.4	793.4	Salaries and social security payable	368.5	237.1
Other receivables, net	574.8	328.0	Tax payable	227.6	171.3
Inventories	39.0	29.7	Other liabilities	171.7	53.4
Other assets	149.9	128.1	Provisions	11.4	58.0
Total current assets	2,447.8	2,449.4	Total current liabilities	2,783.7	1,839.2

Trade receivables	237.1	237.1	Accounts payable	74.3	78.1
Long-term Investments	685.5	0.5	Financial debt	2,770.9	1,994.6
Other receivables, net	327.9	240.9	Salaries and social security payable	103.3	70.7
Inventories	-	0.6	Taxes payable	491.7	575.6
Fixed assets, net	7,667.9	6,563.2	Other payables	1,374.2	985.1
Intangible assets, net	270.9	268.2	Provisions	70.0	11.3
Other assets	67.6	90.3	Total non-current liabilities	4,884.4	3,715.3

Sub-total non-current assets	9,256.8	7,400.8	Total liabilities	7,668.2	5,554.5

Goodwill, net	(255.3)	572.7	MINORITY INTEREST	1,422.4	1,587.5

Total non-current assets	9,001.5	7,973.5	SHAREHOLDERS EQUITY	2,358.8	3,281.0

			Total liabilities, minority interest and shareholders equity	11,449.3	10,422.9
Total assets	11,449.3	10,422.9

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3.2 |  Consolidated Income Statements (AR$mm)

	Full Year		4th Quarter

	2011	2010	2011	2010
Sales revenue	6,774.5	4,748.6	1,705.7	1,136.4
Cost of sales	(5,583.1)	(3,869.6)	(1,422.2)	(926.9)
Gross profit	1,191.5	879.0	283.6	209.4

Selling expenses	(450.5)	(211.1)	(157.4)	(61.0)
Administrative expenses	(560.2)	(365.8)	(160.1)	(107.0)
Goodwill amortization	(5.7)	(20.0)	(2.3)	(5.0)
Operating income	175.0	282.1	(36.2)	36.4

Share of profit from associates	20.7	-	24.4	-

Financial and holding results generated by assets:
Interest income	83.0	90.2	32.0	55.6
Taxes and commissions	(89.4)	(67.1)	(14.2)	(12.0)
Foreign currency exchange difference	45.7	24.9	10.7	(1.9)
Result of receivables measured at present value	0.6	7.4	0.2	(5.3)
Holding results of financial assets	(21.7)	54.5	(0.0)	52.6
Impairment of investments	(453.7)	(77.9)	(453.7)	-
Impairment of fixed assets and other assets	(221.6)	-	(221.6)	-
Other financial results	(1.0)	1.5	11.4	(5.8)
Sub-total	(658.2)	33.3	(635.1)	83.2

Financial and holding results generated by liabilities:
Interest expense	(468.4)	(205.6)	(144.4)	(70.3)
Foreign currency exchange difference	(236.0)	(71.8)	(77.5)	(11.4)
Financial debt repurchase results	7.6	5.5	9.3	(6.9)
Financial debt present value	(5.2)	(5.8)	-	-
Other financial results	(20.5)	(6.1)	(14.9)	(5.5)
Sub-total	(722.5)	(283.9)	(227.4)	(94.1)
Total financial and holding results, net	(1,380.6)	(250.6)	(862.6)	(10.9)

Other income and expenses, net	32.1	6.2	2.2	9.4

Income before income taxes and minority interest	(1,152.8)	37.7	(872.2)	34.9

Income tax	40.6	(74.3)	(17.9)	(7.2)

Minority interest	181.1	(10.0)	142.2	7.6

Net income	(931.1)	(46.6)	(747.9)	35.3

Basic income per share (AR$ per share)	(0.7085)	(0.0354)	(0.5690)	0.0268
Diluted income per share (AR$ per share)	(0.6133)	(0.0315)	(0.4926)	0.0239

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4.     Operations’ Summary

4.1 |  Generation Segment

The following table shows the performance of Pampa’s generation segment assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLLL[2]	CPB	CTP[3]
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.9%	1.3%	1.2%	1.9%	2.1%	0.1%	7.5%

Full Year Period
Net Generation 2011 (GWh)	586	406	1,846	1,185	3,434	66	7,523
Market Share	0.5%	0.3%	1.6%	1.0%	2.9%	0.1%	6.4%
Sales 2011(GWh)	873	707	2,325	1,199	4,152	66	9,322

Net Generation 2010 (GWh)	778	538	1,533	448	2,646	0	5,943
Variation Net Generation 2011 - 2010	-24.7%	-24.6%	20.4%	164.6%	29.8%	NA	26.6%
Sales 2010 (GWh)	1,080	851	2,172	476	3,401	0	7,981

Average Price 2011 (AR$ / MWh)	189.9	217.5	223.8	202.2	424.0	423.6	308.0
Average Gross Margin 2011 (AR$ / MWh)	62.8	44.0	64.5	58.6	29.9	121.4	47.0
Average Gross Margin 2010 (AR$ / MWh)	66.0	64.0	76.4	24.0	28.3	NA	50.1

Fourth Quarter
Net Generation 4Q11 (GWh)	189	125	520	747	761	32	2,374
Market Share	0.6%	0.4%	1.8%	2.5%	2.6%	0.1%	8.0%
Sales 4Q11(GWh)	257	197	681	748	949	32	2,864

Net Generation 4Q10 (GWh)	210	144	450	64	497	0	1,365
Variation Net Generation 4Q11 - 4Q10	-10.1%	-13.5%	15.6%	NA	53.0%	NA	73.9%
Sales 4Q10 (GWh)	286	222	621	69	695	0	1,893

Average Price 4Q11 (AR$ / MWh)	156.3	174.9	205.6	203.1	275.8	288.3	222.6
Average Gross Margin 4Q11 (AR$ / MWh)	59.3	37.8	53.0	77.0	19.9	63.4	47.9
Average Gross Margin 4Q10 (AR$ / MWh)	64.1	53.1	101.1	56.7	13.7	NA	56.2

Note: Gross Margin before amortization and depreciation.

¹ CTG includes results for Powerco. ² The installed capacity of CTLLL includes 178 MW of the combined cycle that began commercial operations on November 1, 2011, for 165 MW. ³ The results of Piquirenda power plant (“CTP”) are currently included in our distribution segment, controlled by our subsidiary Emdersa. On October 11, 2011, we made an acquisition offer and said transaction is subject to the completion of Emdersa’s spinoff.

The generation for the fourth quarter of 2011 was 73.9% higher than the same period of 2010, mainly due to the beginning of commercial operations of CTLLL’s combined cycle on November 2011, which jointly produced: (i) an increase in the power plant’s capacity of approximately 50% and hence, a higher dispatch priority for CTLLL in the system; (ii) the elimination of fuel restrictions because of the authorization to fire Gas Plus for generation, by means of the agreement entered into with CAMMESA under Resolution SE No. 220/2007; and (iii) the generation of the combined cycle’s steam turbines. Moreover, there has been a higher thermal requirement at CPB and CTG due to hydro scarcity in the system (increases of 264 GWh and 70 GWh, respectively) in addition to the incorporation and beginning of commercial operations of Piquirenda power plant on May 2011.

These increases were partially offset by lower hydraulic inputs and volume of the reservoirs, which negatively affected the generation of HINISA and HIDISA (fall of 10.1% and 13.5%, respectively).

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4.2 |  Distribution Segment

The following table shows a summary of the electricity sales and clients of Pampa’s distribution assets, comprised by Edenor, Emdersa and Eden:

							Variation
Type of Customer	2011			2010			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Full Year Period
Residential	9,823	38%	3,121,821	7,796	40%	2,325,574	26.0%	34.2%
Commercial	3,894	15%	445,042	3,177	16%	329,642	22.6%	35.0%
Industrial	5,106	20%	13,997	3,378	18%	5,816	51.2%	140.7%
Wheeling System	4,985	19%	948	3,891	20%	643	28.1%	47.4%
Others
Public Lighting	887	3%	6,543	654	3%	21	35.7%	NA
Shantytowns and Others	954	4%	511	397	2%	372	140.1%	37.4%

Total	25,649	100%	3,588,862	19,292	100%	2,662,068	33.0%	34.8%

Fourth Quarter
Residential	2,312	35%	3,121,821	1,795	38%	2,325,574	28.8%	34.2%
Commercial	1,056	16%	445,042	834	18%	329,642	26.6%	35.0%
Industrial	1,418	22%	13,997	895	19%	5,816	58.4%	140.7%
Wheeling System	1,319	20%	948	1,007	21%	643	31.0%	47.4%
Others
Public Lighting	207	3%	6,543	145	3%	21	42.6%	NA
Shantytowns and Others	244	4%	511	85	2%	372	187.5%	37.4%

Total	6,555	100%	3,588,862	4,760	100%	2,662,068	37.7%	34.8%

The electricity sold in the fourth quarter of 2011 increased by 37.7% compared to the same period of 2010, due to a 1.6% quarterly increase in Edenor’s sales as well as the incorporation of the new subsidiaries Emdersa and Eden, which added, in the fourth quarter of 2011, 1.718 GWh in electricity sales. Moreover, during the fourth quarter of 2011 there was an increase of 34.8% in clients, explained by an increase of 1.4% in Edenor’s client base and the incorporation of 890,314 clients from Emdersa and Eden.

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5.     Analysis of the Fourth Quarter 2011 Results Compared to the Same Period of 2010

Consolidated net sales of AR$1,705.7 million for the fourth quarter of 2011, 50.1% higher than the AR$1,136.4 million for the same period of 2010, mainly due to an increase in net sales of 18.9% (AR$100.3 million) in the generation segment, of 84.7% (AR$442.1 million) in the distribution segment and of AR$22.3 million in the holding and others segment, partially offset by a reduction of 6.0% (AR$5.3 million) in transmission.

Adjusted Consolidated EBITDA of AR$209.5 million, 4.4% higher than the AR$200.7 million from the same period of 2010, mainly due to an increase of 27.4% (AR$21.9 million) in generation and minor losses of AR$13.5 million in holding and others, partially offset by a reduction of 63.1% (AR$21.3 million) in transmission and of 5.5% (AR$5.3 million) in distribution.

Consolidated Net Loss of AR$747.9 million in the fourth quarter of 2011, compared to a consolidated net gain of AR$35.3 million for the same period of 2010, mainly given by our participation in Edenor’s net loss (AR$180.7 million) and an impairment made by Pampa in said investment (AR$557.8 million).

In AR$mm	4Q11			4Q10			Variation
Segment	Sales	Net Income	Adjusted EBITDA	Sales	Net Income	Adjusted EBITDA	Sales	Net Income	Adjusted EBITDA

Generation	631.1	(18.0)	102.0	530.8	17.2	80.1	18.9%	NA	27.4%
Transmission	82.4	(5.7)	12.5	87.7	18.8	33.8	-6.0%	NA	-63.1%
Distribution	963.8	(738.5)	91.4	521.7	(54.1)	96.7	84.7%	NA	-5.5%
Holding & Others	22.7	14.3	3.8	0.4	53.4	(9.7)	NA	-73.2%	NA
Deletions	5.7	-	(0.2)	(4.2)	-	(0.3)	NA	NA	-43.9%

Total	1,705.7	(747.9)	209.5	1,136.4	35.3	200.7	50.1%	NA	4.4%

Adjusted Consolidated EBITDA Calculation by Segment

In AR$mm	4Q11				4Q10				Variation
Segment	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Operating Income	Depreciations & Amortizations	Adjustments	Adjusted EBITDA	Adjusted EBITDA

Generation	61.2	40.8	-	102.0	57.6	22.5	-	80.1	27.4%
Transmission	(9.0)	15.0	6.5	12.5	36.0	14.2	(16.4)	33.8	-63.1%
Distribution	(81.2)	74.1	98.4	91.4	(44.9)	55.5	86.2	96.7	-5.5%
Holding & Others	(7.1)	10.9	-	3.8	(12.0)	2.3	-	(9.7)	NA
Deletions	(0.2)	-	-	(0.2)	(0.3)	-	-	(0.3)	-43.9%
Eliminaciones
Total	(36.2)	140.8	104.9	209.5	36.4	94.5	69.8	200.7	4.4%

The Adjusted Consolidated EBITDA includes the penalty system (“PUREE”) collections by Edenor (AR$98.4 million in the fourth quarter 2011) and adjustments for collections from CAMMESA, corresponding to the Instrumental Agreement (known as Acuerdo Instrumental) signed between Transener and Transba with the Secretary of Energy and the National Electricity Regulator (AR$6.5 million in the fourth quarter of 2011).

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5.1 |  Generation Segment Analysis

	Full Year			4th Quarter
Generation Segment, Consolidated (AR$mm)	2011	2010	∆ %	2011	2010	∆ %
Sales revenue	2,851.3	2,291.6	24.4%	631.1	530.8	18.9%
Cost of sales	(2,495.4)	(1,941.3)	28.5%	(525.7)	(435.3)	20.8%

Gross profit	355.9	350.3	1.6%	105.4	95.5	10.4%

Selling expenses	(18.9)	(16.4)	15.3%	(3.4)	(6.5)	-47.1%
Administrative expenses	(140.2)	(111.0)	26.3%	(36.9)	(27.6)	33.8%
Goodwill amortization	(15.2)	(15.2)	0.0%	(3.8)	(3.8)	0.0%

Operating income	181.5	207.6	-12.6%	61.2	57.6	6.3%

Financial and holding results:
Generated by assets	92.8	42.2	120.0%	25.1	2.0	NA
Generated by liabilities	(269.2)	(105.3)	155.7%	(82.3)	(26.3)	213.3%
Other income and expenses, net	(14.5)	17.0	NA	(12.7)	12.3	NA

(Loss) Gain before income tax and minority interest	(9.4)	161.5	NA	(8.6)	45.6	NA

Income tax	(2.3)	(63.4)	-96.4%	(1.1)	(18.2)	-94.1%
Minority interest	(31.3)	(39.9)	-21.7%	(8.3)	(10.2)	-19.1%

Net income (loss) for the period	(42.9)	58.1	NA	(18.0)	17.2	NA

Adjusted EBITDA	289.0	289.9	-0.3%	102.0	80.1	27.4%

•         During the fourth quarter of 2011, the operating result of our generation segment increased by 6.5%, compared to the same period in 2010, mainly due to a higher generation in our thermal units (+103.8%) as a result of the beginning of commercial operations in CTLLL’s expansion and a higher thermal requirement in CTG and CPB due to hydro scarcity in the system, partially offset by lower generation of our hydro units (-11.5%).

•         For the fourth quarter of 2011, Pampa Energía and its subsidiaries recorded revenues for capacity and operation and maintenance payments pursuant to the “Agreement for the Management and Operations of Projects, Increase of the Availability of Thermal Generation and Adaptation of the Remuneration of Generation 2008-2011”, signed on November 2010, for an amount of AR$41.2 million. From the subscription of said agreement until the closing of the current financial statements, we recognized under this Agreement AR$158.3 million, of which AR$90 million were pending collection, added-value tax included.

•         Net financial losses increased AR$32.9 million mainly due to financial interests, including the accrual of interests corresponding to the Bonds issued to finance Loma de la Lata’s expansion project (AR$28.3 million), which were capitalized in the same period of 2010. Said capitalization of interests has no longer being carried out since February 2011.

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5.2 |  Transmission Segment Analysis

	Full Year			4th Quarter
Transmission Segment, Consolidated (AR$mm)	2011	2010	∆ %	2011	2010	∆ %
Sales revenue	314.1	291.9	7.6%	82.4	87.7	-6.0%
Cost of sales	(251.1)	(198.6)	26.4%	(77.3)	(38.4)	101.2%
	-	-	0.0%
Gross profit	63.0	93.2	-32.4%	5.1	49.3	-89.7%
	-	-	0.0%
Administrative expenses	(51.3)	(44.7)	14.9%	(14.3)	(13.4)	6.5%
Goodwill amortization	0.8	0.8	-5.7%	0.2	0.2	0.0%
	-	-	0.0%
Operating income	12.5	49.4	-74.7%	(9.0)	36.0	NA
	-	-	0.0%
Financial and holding results:
Generated by assets	23.5	41.2	-43.0%	8.9	37.0	-76.1%
Generated by liabilities	(62.3)	(47.8)	30.2%	(15.9)	(8.5)	87.6%
Other income and expenses, net	(13.0)	(3.8)	246.8%	(1.3)	(6.1)	-77.8%
	-	-	0.0%
(Loss) Gain before income tax and minority interest	(39.3)	39.0	NA	(17.4)	58.5	NA
	-	-	0.0%
Income tax	9.2	(21.8)	NA	5.0	(23.1)	NA
Minority interest	17.3	(5.9)	NA	6.7	(16.5)	NA
	-	-	0.0%
Net income (loss) for the period	(12.9)	11.3	NA	(5.7)	18.8	NA
	0	0	0.0%
Adjusted EBITDA	97.2	117.1	-17.0%	12.5	33.8	-63.1%

		Full Year		4th Quarter
Transener's Consolidation Summary (AR$mm)		2011	2010	2011	2010
Net income (loss) Transener		(68.3)	23.2	(26.6)	66.8
- 73.6% Minority interests		50.3	(17.1)	19.6	(49.1)
- Other consolidation adjustments[6]		5.1	5.2	1.3	1.2
	-
Net income (loss) transmission segment		(12.9)	11.3	(5.7)	18.8

•         During the fourth quarter of 2011, net sales decreased 6.0% (AR$5.3 million), mainly due to a fall of 38.4% in regulated net sales of Transener caused by a lesser revenue recognition from the Instrumental Agreements application signed by SE and ENRE, for which in the fourth quarter of 2010 we recognized AR$30.9 million as sales revenues, compared to AR$5.1 million recognized in the fourth quarter of 2011. Said effect was partially offset by raises of 26.6% (AR$2.8 million) in Fourth-Line revenues from the recognition of the canon’s increase, and AR$17.9 million recorded in other sales, due to higher revenues on services, supervision and works.

•         The costs of sales from our transmission segment increased a 101.2% (AR$38.9 million) compared to the same period of 2010, mainly due to a raise in labor costs agreed with the union, larger salary benefits and higher costs caused by other sales’ activities.

•         The Adjusted EBITDA includes adjustments for collections from CAMMESA for AR$6.5 million in the fourth quarter of 2011, which corresponds to the Instrumental Agreement (known as Acuerdo Instrumental). In the same period of 2010, said revenues adjustments was AR$(32.9) million, because at that moment we recognized revenues that were previously collected from the financing from CAMMESA.

6 It includes adjustments to deferred tax liabilities generated by fixed assets and goodwill amortization.

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5.3 |  Distribution Segment Analysis

	Full Year			4th Quarter
Distribution Segment, Consolidated (AR$mm)	2011	2010	∆ %	2011	2010	∆ %
Sales revenue	3,565.0	2,173.6	64.0%	963.8	521.7	84.7%
Cost of sales	(2,799.3)	(1,731.5)	61.7%	(794.6)	(453.7)	75.1%

Gross profit	765.7	442.2	73.2%	169.1	68.0	148.8%

Selling expenses	(430.6)	(194.5)	121.4%	(153.4)	(54.5)	181.2%
Administrative expenses	(332.5)	(180.6)	84.0%	(98.2)	(57.0)	72.3%
Goodwill amortization	8.7	(5.5)	NA	1.3	(1.4)	NA

Operating income	11.4	61.5	-81.5%	(81.2)	(44.9)	80.6%

Financial and holding results:
Generated by assets	(686.7)	(4.4)	NA	(652.0)	(6.6)	NA
Generated by liabilities	(386.7)	(201.0)	92.4%	(121.5)	(75.2)	61.4%
Share of profit from associates	0.9	-	NA	0.4	-	NA
Other income and expenses, net	(25.3)	(9.8)	157.8%	(6.5)	5.0	NA

(Loss) Gain before income tax and minority interest	(1,086.5)	(153.7)	NA	(860.7)	(121.7)	NA

Income tax	37.7	25.3	49.1%	(21.5)	33.2	NA
Minority interest	195.1	35.9	NA	143.7	34.4	NA

Net income (loss) for the period	(853.6)	(92.5)	NA	(738.5)	(54.1)	NA

Adjusted EBITDA	622.0	564.7	10.2%	91.4	96.7	-5.5%

		Full Year		4th Quarter
Edenor's Consolidation Summary (AR$mm)		2011	2010	2011	2010
Net income (loss) Edenor		(435.4)	(49.1)	(305.0)	(45.9)
- 48.5% Minority interests		211.0	23.8	154.2	22.3
- Loss holding company - EASA[7]		(59.2)	(46.7)	(15.9)	(12.1)
- Other consolidation adjustments[8]		(570.0)	(20.6)	(571.8)	(18.4)

Net income (loss) distribution segment		(853.6)	(92.5)	(738.5)	(54.1)

•         During the fourth quarter of 2011, net sales increased by 84.7% (AR$442.1 million), mainly due to the inclusion of net sales for the entire period of Emdersa and Eden, acquired by Edenor on March 2011 (AR$402.2 million).

•         The cost of sales, administration and selling expenses rose by AR$481.0 million, mainly explained by the incorporation of the new subsidiaries in the period (AR$332.0 million), as well as a rise in labor and third party costs.

•         The loss in the operating result increased 80.6% (AR$36.2 million) mainly due to a reduction of AR$110.3 million in Edenor, partially offset by the positive results of our subsidiaries Emdersa and Eden (AR$72.5 million).

•         The increase of the net financial and holding losses are mainly due to the recognition of an impairment of our investment in Edenor for AR$619.3 million and an impairment of AR$56.0 million as a consequence of a decision adopted by Edenor’s Board of Directors to divest and begin the sale of the assets that comprise Emdersa.

•         The Adjusted EBITDA for our distribution segment includes collections carried out by Edenor from its clients in concept of the penalty system (“PUREE”), by AR$98.4 million.

7 It does not include results from its participation in controlled company, Edenor.

8 It includes depreciation for the higher value of fixed assets and of intangible assets recognized at the time of the acquisition, differences for deferred tax liabilities, goodwill amortization and an impairment made by Pampa of its investment in Edenor.

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5.4 |  Holding and Others Segment Analysis

	Full Year			4th Quarter
Holding and Others Segment, Consolidated (AR$mm)	2011	2010	∆ %	2011	2010	∆ %
Sales revenue	55.6	0.9	NA	22.7	0.4	NA
Cost of sales	(40.7)	(0.8)	NA	(14.3)	(0.2)	NA

Gross profit	14.9	0.1	NA	8.5	0.1	NA

Selling expenses	(1.0)	(0.1)	NA	(0.6)	(0.0)	NA
Administrative expenses	(43.8)	(36.0)	21.6%	(15.0)	(12.1)	23.6%
Goodwill amortization	-	-	NA	-	-	NA

Operating income	(29.8)	(36.0)	-17.2%	(7.1)	(12.0)	-40.7%

Financial and holding results:
Generated by assets	(49.1)	(22.9)	114.6%	(5.4)	54.3	NA
Generated by liabilities	(43.4)	47.4	NA	(19.7)	12.4	NA
Share of profit from associates	19.8	-	NA	24.0	-	NA
Other income and expenses, net	84.9	2.5	NA	22.7	(2.1)	NA

(Loss) Gain before income tax and minority interest	(17.6)	(9.1)	94.3%	14.6	52.6	-72.2%

Income tax	(4.1)	(14.4)	-71.8%	(0.3)	0.8	NA
Minority interest	-	-	NA	-	-	NA

Net income (loss) for the period	(21.7)	(23.4)	-7.6%	14.3	53.4	-73.2%

Adjusted EBITDA	(5.1)	(26.6)	-80.6%	3.8	(9.7)	NA

•         During the fourth quarter of 2011, net sales increases mainly correspond to gas and oil sales related to our subsidiary Petrolera Pampa (AR$19.8 million).

•         The costs of sales had a AR$14.0 million rise mainly as a result of: (i) higher amortizations of certain productive wells for AR$8.6 million; (ii) seismic exploratory costs in Senillosa block (AR$3.2 million); and (iii) higher gas lifting costs and royalties associated with a larger production of gas (AR$3.1 million), all related to Petrolera Pampa.

•         The net financial results registered a AR$25.0 million loss during this quarter compared to a gain of AR$66.7 million in the same period of 2010, mainly explained by losses in net exchange rate difference (AR$5.8 million), net interests (AR$10.1 million) and the holding of financial assets (AR$8.7 million), mainly explained by Edenor’s shares held in the portfolio by our subsidiary Pampa Inversiones S.A. (“PISA”).

•         The gain of AR$24.0 million reflect our participation in controlled companies, from our direct participation in EPCA, which in turn holds an indirect stake in Transportadora del Gas del Sur (“TGS”). Said share participation was acquired in April 2011.

•         During the fourth quarter of 2011, we registered a gain of AR$22.7 million in other income, compared to other expenses of AR$2.1 in the same period of 2010, mainly due to a reversion of negative goodwill in Ingentis S.A. (AR$23.4 million).

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	20

5.5 |  Full Year Analysis by Subsidiary (AR$mm)

	Full Year 2011					Full Year 2010
Subsidiary	% Pampa	EBITDA	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	EBITDA	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	21.5	21.5	(12.5)	18.7	56.0%	47.2	47.2	(11.0)	30.9
Los Nihuiles	47.0%	44.3	44.3	(15.9)	38.6	47.0%	63.0	63.0	(14.5)	39.6
CPB	100.0%	66.1	66.1	172.8	17.7	100.0%	58.5	58.5	201.1	4.8
CTG	92.3%	109.9	109.9	210.4	31.3	92.3%	132.2	132.2	155.9	71.2
CTLLL[1]	100.0%	44.2	44.2	1,082.4	(95.4)	100.0%	(12.1)	(12.1)	982.3	(35.7)
Other companies & deletions[4]		2.9	2.9	(182.8)	(53.8)		1.2	1.2	(392.0)	(52.7)
Total Generation		289.0	289.0	1,254.5	(42.9)		289.9	289.9	921.9	58.1

Transmission Segment
Transener	26.3%	137.0	185.4	530.8	(68.3)	26.3%	218.6	233.7	482.2	23.2
Consolidation adjustment 50%		(68.5)	(92.7)	(265.4)	34.1		(109.3)	(116.8)	(241.1)	(11.6)
Adjustments & deletions[4]		4.5	4.5	(40.9)	21.3		0.3	0.3	(61.9)	(0.3)
Total Transmission		73.1	97.2	224.5	(12.9)		109.6	117.1	179.2	11.3

Distribution Segment
Edenor[1]	55.4%	(31.9)	306.1	1,136.9	(516.2)	55.6%	272.9	568.6	430.0	(49.1)
Emdersa[3]	29.8%	178.9	178.9	-	35.8	-	-	-	-	-
Eden[3]	49.9%	134.3	134.3	56.9	54.9	-	-	-	-	-
EASA[1]	100.0%	21.3	21.3	413.3	(59.2)	100.0%	7.9	7.9	383.5	(47.3)
Adjustments & deletions[4]		(18.5)	(18.5)	(458.6)	(369.0)		(11.8)	(11.8)	(332.9)	3.8
Total Distribution		284.1	622.0	1,148.5	(853.6)		268.9	564.7	480.6	(92.5)

Holding & Others Segment
Petrolera Pampa	100.0%	14.2	14.2	48.1	(5.8)	100.0%	(5.4)	(5.4)	(2.7)	(3.8)
Other companies & deletions[4]		(19.3)	(19.3)	473.7	(15.9)		(21.2)	(21.2)	(86.4)	(19.6)
Total Holding & Others		(5.1)	(5.1)	521.8	(21.7)		(26.6)	(26.6)	(89.1)	(23.4)

Deletions		(0.5)	(0.5)	-	-		(0.3)	(0.3)	-	-
Total Consolidated Amounts		640.4	1,002.6	3,149.3	(931.1)		641.6	944.9	1,492.6	(46.6)

Total Adjusted by Ownership		394.3	594.4	2,551.8	(931.1)		410.3	578.6	1,218.5	(46.6)

1 Non - consolidated amounts. 2 Net debt includes holding companies. 3 The results for Emdersa and Eden only are included from March of 2011, month in which they were acquired by Edenor. The Balance Sheet of Emdersa is not consolidated in Pampa’s Balance Sheet. 4 The deletions in net debt correspond to inter-companies and debt repurchases. The deletions in net income mainly correspond to minority interests. 5 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	21

5.6 |  Quarterly Analysis by Subsidiary (AR$mm)

	4th Quarter 2011					4th Quarter 2010
Subsidiary	% Pampa	EBITDA	Adjusted EBITDA	Net Debt[2]	Net Income[5]	% Pampa	EBITDA	Adjusted EBITDA	Net Debt[2]	Net Income[5]
Generation Segment
Diamante	56.0%	6.8	6.8	(12.5)	5.1	56.0%	10.3	10.3	(11.0)	6.1
Los Nihuiles	47.0%	12.5	12.5	(15.9)	10.5	47.0%	16.4	16.4	(14.5)	8.2
CPB	100.0%	6.8	6.8	172.8	(1.8)	100.0%	6.7	6.7	201.1	(9.1)
CTG	92.3%	26.3	26.3	210.4	5.6	92.3%	55.5	55.5	155.9	31.3
CTLLL[1]	100.0%	53.3	53.3	1,082.4	(14.3)	100.0%	0.6	0.6	982.3	(5.2)
Other Companies & Deletions[4]		(3.6)	(3.6)	(182.8)	(23.0)		(9.4)	(9.4)	(392.0)	(14.1)
Total Generation		102.0	102.0	1,254.5	(18.0)		80.1	80.1	921.9	17.2

Transmission Segment
Transener	26.3%	32.6	45.7	530.8	(26.6)	26.3%	98.9	66.0	482.2	66.8
Consolidation adjustment 50%		(16.3)	(22.8)	(265.4)	13.3		(49.4)	(33.0)	(241.1)	(33.4)
Adjustments & Deletions[4]		(10.3)	(10.3)	(40.9)	7.6		0.8	0.8	(61.9)	(14.5)
Total Transmission		6.0	12.5	224.5	(5.7)		50.2	33.8	179.2	18.8

Distribution Segment
Edenor[1]	55.4%	(95.6)	2.8	1,136.9	(325.7)	55.6%	13.4	99.6	430.0	(45.9)
Emdersa	29.8%	54.7	54.7	-	7.3	-	-	-	-	-
Eden	49.9%	36.8	36.8	56.9	15.3	-	-	-	-	-
EASA[1]	100.0%	6.0	6.0	413.3	(15.9)	100.0%	2.0	2.0	383.5	(13.8)
Adjustments & Deletions[4]		(9.0)	(9.0)	(458.6)	(419.5)		(4.9)	(4.9)	(332.9)	5.6
Total Distribution		(7.0)	91.4	1,148.5	(738.5)		10.5	96.7	480.6	(54.1)

Holding & Others Segment
Petrolera Pampa	100.0%	8.6	8.6	48.1	(2.4)	100.0%	(3.7)	(3.7)	(2.7)	(2.7)
Other Companies & Deletions[4]		(4.8)	(4.8)	473.7	16.7		(6.0)	(6.0)	(86.4)	56.1
Total Holding & Others		3.8	3.8	521.8	14.3		(9.7)	(9.7)	(89.1)	53.4

Deletions		(0.2)	(0.2)	-	-		(0.3)	(0.3)	-	-
Total Consolidated Amounts		104.6	209.5	3,149.3	(747.9)		130.9	200.7	1,492.6	35.3

Total Adjusted by Ownership		83.2	141.2	2,551.8	(747.9)		86.2	125.4	1,218.5	35.3

1 Non - consolidated amounts. 2 Net debt includes holding companies. 3 The results for Emdersa and Eden only are included from March of 2011, month in which they were acquired by Edenor.
4 The deletions in net debt correspond to inter-companies and debt repurchases. The deletions in net income mainly correspond to minority interests. 5 CTLLL, Edenor and EASA do not include results from its subsidiaries.

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	22

6.     Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s fourth quarter 2011 results on Monday, March 12, 2011 at 10:00 a.m. New York Time / 11:00 a.m. Buenos Aires Time. Mr. Ricardo Torres, Chief Executive Officer of Pampa and Chairman of Edenor, will be presenting for Pampa Energía S.A. For those interested in participating, please dial 0800-444-2930 in Argentina, (877) 317-6776 in the United States or +1 (412) 317-6776 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

Besides the access to the audio file in the website, a replay of the Conference Call through telephone is available, dialing (877) 344-7529 in the United States or +1 (412) 317-0088 from any other country. The conference’s identification code is 10010249. This material will be available one hour after the finalization of the Conference Call and until March 22, 2012.

You may find additional information on the Company at:

www.pampaenergia.com/ir

www.cnv.org.ar

Ortiz de Ocampo 3302 Edificio 4 C1425DSR Buenos Aires Argentina	Tel +54 (11) 4809-9500 investor@pampaenergia.com www.pampaenergia.com/ri	23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2012

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.